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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                           Westmoreland Coal Company
                           -------------------------
                                (Name of Issuer)

          Depository Shares, each representing one quarter of a share
              Of Series A Convertible Exchangeable Preferred Stock
          -----------------------------------------------------------
                         (Title of Class of Securities)

                                   960878304
                                   ---------
                                 (CUSIP Number)


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1.   NAME OF REPORTING PERSON

     Riverside Capital Advisers, Inc.

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     59-2417036

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)[    ]
                                                                      (b)[    ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Florida, USA

     NUMBER OF                         5.   SOLE VOTING POWER
     SHARES                                 0
     BENEFICIALLY
     OWNED BY                          6.   SHARED VOTING POWER
     EACH                                   0
     REPORTING
     PERSON                            7.   SOLE DISPOSITIVE POWER
     WITH                                   0

                                       8.   SHARED DISPOSITIVE POWER
                                            0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0

12.  TYPE OF REPORTING PERSON*

IA


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Item 1.   (a)  Name of Issuer
               Westmoreland Coal Company

          (b)  Address of Issuer's Principal Executive Offices
               2 N. Cascade Ave., 14th Floor, Colorado Springs, CO 80903

Item 2.   (a)  Name of Person Filing
               Riverside Capital Advisers, Inc.

           b) Address of Principal Business Office or, if none, Residence 1650 S.E. 17th St. Causeway, Suite 204
               Fort Lauderdale, Florida 33316-1735

           c)  Citizenship
               USA

           d)  Title of Class of Securities
               Depository Shares

           e)  CUSIP Number
               960878304


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a)  [   ]  Broker or Dealer registered under Section 15 of the Act
          (b)  [   ]  Bank as defined in section 3(a)(6) of the Act
          (c)  [   ]  Insurance Company as defined in section 3(a)(19) of the act
          (d)  [   ]  Investment Company registered under section 8 of the
                      Investment Company Act
          (e)  [ X ]  Investment Adviser registered under section 203 of the
                      Investment Advisers Act of 1940
          (f)  [   ]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security
                      Act of 1974 or Endowment Fund; see section 240.13d-1(b)(1)
                      (ii)(F)
          (g)  [   ]  Parent Holding Company' in accordance with section
                      240.13d-1(b)(ii)(G) (Note: See Item 7)
          (h)  [   ]  Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

Item 4.   Ownership

          If the percent of the class owned, as December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

           a)  Amount Beneficially Owned
               0

           b)  Percent of Class
               0


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           c) Number of shares as to which such person has:

                     i)   sole power to vote or to direct the vote
                                   0
                     ii)  shared power to vote or to direct the vote
                                   0
                     iii) sole power to dispose or to direct the disposition of
                                   0
                     iv)  shared power to dispose or direct the disposition of
                                   0

Item 5.   Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person
                   Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
                   Not applicable

Item 8.   Identification and Classification of Members of the Group
                   Not applicable

Item 9.   Notice of Dissolution of Group
                   Not applicable

Item 10.  Certification

         The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 23, 1998                 Riverside Capital Advisers, Inc.
      ---------------------


                                          By:    /S/ Thomas P. Krasner
                                             ----------------------------------
                                              Thomas P. Krasner, Vice President